Exhibit 99.1

GDS Reports

Third Quarter 2022 Results

GDS Holdings Limited Reports Third Quarter 2022 Results

Shanghai, China, November 22, 2022 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Net revenue increased by 14.9% year-over-year (“Y-o-Y”) to RMB2,367.6 million (US$332.8 million) in the third quarter of 2022 (3Q2021: RMB2,061.4 million).

•	Service revenue increased by 14.9% Y-o-Y to RMB2,367.6 million (US$332.8 million) in the third quarter of 2022 (3Q2021: RMB2,061.1 million).

•	Net loss was RMB339.7 million (US$47.7 million) in the third quarter of 2022 (3Q2021: net loss of RMB301.1 million).

•	Adjusted EBITDA (non-GAAP) increased by 10.9% Y-o-Y to RMB1,066.6 million (US$149.9 million) in the third quarter of 2022 (3Q2021: RMB962.2 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) decreased to 45.0% in the third quarter of 2022 (3Q2021: 46.7%).

Operating Highlights1

•	Total area committed and pre-committed by customers increased by 30,315 square meters (“sqm”) in the third quarter of 2022, to reach 618,369 sqm as of September 30, 2022, an increase of 16.0% Y-o-Y (September 30, 2021: 533,284 sqm).

•	Area in service increased by 6,128 sqm in the third quarter of 2022, to reach 510,511 sqm as of September 30, 2022, an increase of 12.4% Y-o-Y (September 30, 2021: 454,354 sqm).

•	Commitment rate for area in service was 95.6% as of September 30, 2022 (September 30, 2021: 95.9%).

•	Area under construction was 182,355 sqm as of September 30, 2022 (September 30, 2021: 157,227 sqm).

•	Pre-commitment rate for area under construction was 71.5% as of September 30, 2022 (September 30, 2021: 62.1%).

•	Area utilized by customers increased by 14,184 sqm in the third quarter of 2022, to reach 359,862 sqm as of September 30, 2022, an increase of 19.8% Y-o-Y (September 30, 2021: 300,328 sqm).

•	Utilization rate for area in service was 70.5% as of September 30, 2022 (September 30, 2021: 66.1%).

1 From the third quarter of 2021, the Company has revised its historical operating metrics to include all Build-Operate-Transfer (“B-O-T”) data centers, including B-O-T joint venture data centers.

“We demonstrated solid business performance in the third quarter,” said Mr. William Huang, Chairman and Chief Executive Officer. “We added more than 30,000 sqm of new bookings, including a milestone letter of award for approximately 26,000 sqm for our Nusajaya site in Johor, Malaysia, which is strong endorsement for our Southeast Asia strategy.”

“We delivered resilient financial results amid difficult market conditions with revenue growth of 14.9% and Adjusted EBITDA growth of 10.9%,” commented Mr. Dan Newman, Chief Financial Officer. “During the third quarter, we obtained approximately RMB 3.6 billion of new project debt facilities.”

Third Quarter 2022 Financial Results

Net revenue in the third quarter of 2022 was RMB2,367.6 million (US$332.8 million), a 14.9% increase over the third quarter of 2021 of RMB2,061.4 million and a 2.5% increase over the second quarter of 2022 of RMB2,310.4 million. Service revenue in the third quarter of 2022 was RMB2,367.6 million (US$332.8 million), a 14.9% increase over the third quarter of 2021 of RMB2,061.1 million and a 2.8% increase over the second quarter of 2022 of RMB2,302.7 million. The increase over the previous quarter was mainly due to the full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 14,184 sqm of net additional area utilized in the third quarter of 2022, mainly related to the Shanghai 17 (“SH17”) Phase 2, Langfang 1 (“LF1”), Nantong 4 (“NT4”) and Nantong 5 (“NT5”) data centers.

Cost of revenue in the third quarter of 2022 was RMB1,874.8 million (US$263.6 million), a 16.7% increase over the third quarter of 2021 of RMB1,606.0 million and a 1.8% increase over the second quarter of 2022 of RMB1,841.8 million. The increase over the previous quarter was mainly due to an increase in utility cost as a result of additional area utilized during the quarter and seasonally higher power consumption.

Gross profit was RMB492.8 million (US$69.3 million) in the third quarter of 2022, a 8.2% increase over the third quarter of 2021 of RMB455.4 million, and a 5.2% increase over the second quarter of 2022 of RMB468.6 million.

Gross profit margin was 20.8% in the third quarter of 2022, compared with 22.1% in the third quarter of 2021, and 20.3% in the second quarter of 2022. The increase over the previous quarter resulted from a reduction in components of cost of revenue, partially offset by higher utility cost.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,201.3 million (US$168.9 million) in the third quarter of 2022, a 10.9% increase over the third quarter of 2021 of RMB1,083.1 million and a 2.5% increase over the second quarter of 2022 of RMB1,172.3 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 50.7% in the third quarter of 2022, compared with 52.5% in the third quarter of 2021, and 50.7% in the second quarter of 2022. The Adjusted GP margin for the third quarter is similar to the previous quarter.

Selling and marketing expenses, excluding share-based compensation expenses of RMB7.9 million (US$1.1 million), were RMB29.1 million (US$4.1 million) in the third quarter of 2022, a 25.4% increase from the third quarter of 2021 of RMB23.2 million (excluding share-based compensation of RMB11.2 million) and a 10.8% increase from the second quarter of 2022 of RMB26.3 million (excluding share-based compensation of RMB12.6 million). The increase over the previous quarter was primarily due to an increase in marketing activities exiting the lockdown during the second quarter.

General and administrative expenses, excluding share-based compensation expenses of RMB39.3 million (US$5.5 million), depreciation and amortization expenses of RMB113.6 million (US$16.0 million) and operating lease cost relating to prepaid land use rights of RMB23.8 million (US$3.3 million), were RMB125.4 million (US$17.6 million) in the third quarter of 2022, a 21.9% increase over the third quarter of 2021 of RMB102.9 million (excluding share-based compensation expenses of RMB53.0 million, depreciation and amortization expenses of RMB97.4 million and operating lease cost relating to prepaid land use rights of RMB9.0 million) and a 26.9% increase from the second quarter of 2022 of RMB98.8 million (excluding share-based compensation of RMB49.3 million, depreciation and amortization expenses of RMB114.7 million, and operating lease cost relating to prepaid land use rights of RMB24.3 million). The increase over the previous quarter was mainly due to more professional fees related to on-going transactions and more office and traveling expenses related to overseas business expansion.

Research and development costs were RMB6.7 million (US$0.9 million) in the third quarter of 2022, compared with RMB9.0 million in the third quarter 2021 and RMB9.4 million in the second quarter of 2022.

Net interest expenses for the third quarter of 2022 were RMB444.3 million (US$62.5 million), a 13.3% increase over the third quarter of 2021 of RMB392.1 million and a 5.6% decrease over the second quarter of 2022 of RMB470.8 million. The decrease over the previous quarter was mainly due to lower Loan Prime Rate leading to lower effective interest rate.

Foreign currency exchange loss for the third quarter of 2022 was RMB2.3 million (US$0.3 million), compared with a loss of RMB3.9 million in the third quarter of 2021 and a gain of RMB3.6 million in the second quarter of 2022.

Others, net for the third quarter of 2022 was RMB27.4 million (US$3.8 million), compared with RMB14.7 million in the third quarter of 2021 and RMB17.6 million in the second quarter of 2022.

Net loss in the third quarter of 2022 was RMB339.7 million (US$47.7 million), compared with a net loss of RMB301.1 million in the third quarter of 2021 and a net loss of RMB375.3 million in the second quarter of 2022.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB1,066.6 million (US$149.9 million) in the third quarter of 2022, a 10.9% increase over the third quarter of 2021 of RMB962.2 million and a 0.4% increase over the second quarter of 2022 of RMB1,062.2 million.

Adjusted EBITDA margin (non-GAAP) was 45.0% in the third quarter of 2022, compared with 46.7% in the third quarter of 2021, and 46.0% in the second quarter of 2022. The decrease over the previous quarter was mainly due to seasonally higher power consumption and higher level of corporate expenses.

Basic and diluted loss per ordinary share in the third quarter of 2022 was RMB0.24 (US$0.03), compared with RMB0.23 in the third quarter of 2021, and RMB0.27 in the second quarter of 2022.

Basic and diluted loss per American Depositary Share (“ADS”) in the third quarter of 2022 was RMB1.93 (US$0.27), compared with RMB1.85 in the third quarter of 2021, and RMB2.12 in the second quarter of 2022. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the third quarter of 2022 was 618,369 sqm, compared with 533,284 sqm at the end of the third quarter of 2021 and 588,054 sqm at the end of the second quarter of 2022, an increase of 16.0% Y-o-Y and 5.2% quarter-over-quarter (“Q-o-Q”), respectively. In the third quarter of 2022, net additional total area committed was 30,315 sqm, including significant contributions from the Tianjin 1 (“TJ1”) Phase 2, Hong Kong 1 (“HK1”) and Nusajaya 1/2/3 data centers (“NTP 1/2/3”).

Data Center Resources

Area in service at the end of the third quarter of 2022 was 510,511 sqm, compared with 454,354 sqm at the end of the third quarter of 2021 and 504,383 sqm at the end of the second quarter of 2022, an increase of 12.4% Y-o-Y and 1.2% Q-o-Q. In the third quarter of 2022, Shanghai 18 (“SH18”) Phase 1 data center came into service.

Area under construction at the end of the third quarter of 2022 was 182,355 sqm, compared with 157,227 sqm at the end of the third quarter of 2021 and 163,102 sqm at the end of the second quarter of 2022, an increase of 16.0% Y-o-Y and 11.8% Q-o-Q, respectively. During the third quarter, construction commenced on NTP1/2/3, three data centers that are being developed on land the Company previously acquired in the Nusajaya Tech Park, Johor, Malaysia. NTP1/2/3 will yield net floor areas of 8,718, 8,718 and 8,497 sqm respectively. All three data centers have been fully pre-committed.

Commitment rate for area in service was 95.6% at the end of the third quarter of 2022, compared with 95.9% at the end of the third quarter of 2021 and 95.9% at the end of the second quarter of 2022. Pre-commitment rate for area under construction was 71.5% at the end of the third quarter of 2022, compared with 62.1% at the end of the third quarter of 2021 and 64.1% at the end of the second quarter of 2022.

Area utilized at the end of the third quarter of 2022 was 359,862 sqm, compared with 300,328 sqm at the end of the third quarter of 2021 and 345,678 sqm at the end of the second quarter of 2022, an increase of 19.8% Y-o-Y and 4.1% Q-o-Q. Net additional area utilized was 14,184 sqm in the third quarter of 2022, which mainly came from additional area utilized in the SH17 Phase 2, LF1, NT4 and NT5 data centers.

Utilization rate for area in service was 70.5% at the end of the third quarter of 2022, compared with 66.1% at the end of the third quarter of 2021 and 68.5% at the end of the second quarter of 2022.

Sale and Leaseback of Hong Kong 4

During the third quarter, the Company entered into a sale-and-leaseback transaction for the real estate portion of its Hong Kong 4 (“HK4”) project. As previously disclosed, in late 2021, the Company acquired a brownfield site in Kowloon West for data center redevelopment. Under the sale-and-leaseback transaction, the Company has now sold this site to a development partner, who has agreed to construct a purpose-built data center shell and core building for leaseback to GDS on completion.

Liquidity

As of September 30, 2022, cash was RMB9,092.4 million (US$1,278.2 million). Total short-term debt was RMB5,557.3 million (US$781.2 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,984.1 million (US$419.5 million), the current portion of finance lease and other financing obligations of RMB452.2 million (US$63.6 million) and the current portion of convertible bonds payable of RMB2,121.0 million (US$298.2 million). Total long-term debt was RMB36,136.1 million (US$5,079.9 million), comprised of long-term borrowings (excluding current portion) of RMB22,594.9 million (US$3,176.3 million), the non-current portion of convertible bonds payable of RMB4,379.8 million (US$615.7 million) and the non-current portion of finance lease and other financing obligations of RMB9,161.4 million (US$1,287.9 million). During the third quarter of 2022, the Company obtained new project debt facilities of RMB3,584.3 million (US$503.9 million).

Recent Developments

Acquisition of minority interest in Beijing 13 and Beijing 14

In accordance with the terms of the definitive agreements, the Company recently completed the acquisition of the minority equity interest held by a private equity fund controlled by CITIC Private Equity Funds Management Co., Limited (CPE Fund) in the joint venture which holds Beijing 13 (“BJ13”) and Beijing 14 (“BJ14”) data centers.

Business Outlook

The Company confirms the previously provided revised guidance of total revenues for the year of 2022 of RMB9,250 million – RMB9,400 million, Adjusted EBITDA of RMB4,200 million – RMB4,280 million, and the original capex guidance of around RMB12,000 million remains unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 7:00 p.m. U.S. Eastern Time on November 21, 2022 (8:00 a.m. Beijing Time on November 22, 2022) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI6be365541d9b49f3b834be25e94a6a0a

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 21-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2021	As of September 30, 2022

	RMB	RMB	US$
Assets
Current assets
Cash	9,968,109	9,092,404	1,278,190
Accounts receivable, net of allowance for doubtful accounts	1,732,686	2,648,950	372,383
Value-added-tax (“VAT”) recoverable	229,090	191,751	26,956
Prepaid expenses and other current assets	2,533,990	650,977	91,513
Total current assets	14,463,875	12,584,082	1,769,042

Property and equipment, net	40,623,503	45,869,579	6,448,243
Prepaid land use rights, net	634,953	23,155	3,255
Operating lease right-of-use assets	4,030,205	5,801,988	815,631
Goodwill and intangible assets, net	8,359,141	8,182,674	1,150,302
Other non-current assets	3,520,766	2,414,439	339,415
Total assets	71,632,443	74,875,917	10,525,888

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	5,948,013	2,984,097	419,498
Convertible bonds payable, current	0	2,120,957	298,159
Accounts payable	3,901,799	3,787,252	532,403
Accrued expenses and other payables	2,770,547	1,791,736	251,879
Operating lease liabilities, current	145,739	156,256	21,966
Finance lease and other financing obligations, current	699,145	452,196	63,569
Total current liabilities	13,465,243	11,292,494	1,587,474

Long-term borrowings, excluding current portion	18,284,514	22,594,914	3,176,343
Convertible bonds payable, non-current	1,895,846	4,379,806	615,703
Operating lease liabilities, non-current	1,883,560	1,758,238	247,169
Finance lease and other financing obligations, non-current	8,933,540	9,161,420	1,287,892
Other long-term liabilities	1,273,578	1,473,011	207,073
Total liabilities	45,736,281	50,659,883	7,121,654

Mezzanine equity
Redeemable preferred shares	958,480	1,067,189	150,023
Redeemable non-controlling interests	404,673	0	0
Total mezzanine equity	1,363,153	1,067,189	150,023

GDS Holdings Limited shareholders' equity
Ordinary shares	507	516	73
Additional paid-in capital	28,983,330	29,020,216	4,079,597
Accumulated other comprehensive loss	(599,186)	(975,558)	(137,142)
Accumulated deficit	(3,910,815)	(4,998,959)	(702,744)
Total GDS Holdings Limited shareholders' equity	24,473,836	23,046,215	3,239,784
Non-controlling interests	59,173	102,630	14,427
Total equity	24,533,009	23,148,845	3,254,211

Total liabilities, mezzanine equity and equity	71,632,443	74,875,917	10,525,888

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,061,104	2,302,729	2,367,593	332,831	5,628,547	6,913,857	971,935
Equipment sales	314	7,681	0	0	2,757	7,740	1,088
Total net revenue	2,061,418	2,310,410	2,367,593	332,831	5,631,304	6,921,597	973,023
Cost of revenue	(1,605,983)	(1,841,809)	(1,874,788)	(263,554)	(4,339,148)	(5,473,774)	(769,491)
Gross profit	455,435	468,601	492,805	69,277	1,292,156	1,447,823	203,532

Operating expenses
Selling and marketing expenses	(34,371)	(38,924)	(37,022)	(5,204)	(106,513)	(117,501)	(16,518)
General and administrative expenses	(262,204)	(287,179)	(302,122)	(42,472)	(741,206)	(889,013)	(124,975)
Research and development expenses	(9,023)	(9,371)	(6,682)	(939)	(26,921)	(25,820)	(3,630)
Income from operations	149,837	133,127	146,979	20,662	417,516	415,489	58,409
Other income (expenses):
Net interest expenses	(392,072)	(470,838)	(444,328)	(62,463)	(1,161,464)	(1,368,647)	(192,401)
Foreign currency exchange (loss) gain, net	(3,933)	3,636	(2,308)	(324)	(3,712)	(3,392)	(477)
Others, net	14,672	17,613	27,377	3,849	49,458	66,523	9,352
Loss before income taxes	(231,496)	(316,462)	(272,280)	(38,276)	(698,202)	(890,027)	(125,117)
Income tax expenses	(69,635)	(58,845)	(67,383)	(9,473)	(180,129)	(198,196)	(27,862)
Net loss	(301,131)	(375,307)	(339,663)	(47,749)	(878,331)	(1,088,223)	(152,979)
Net loss (income) attributable to non-controlling interests	351	(50)	(353)	(50)	492	(576)	(81)
Net loss attributable to redeemable non-controlling interests	2,519	0	0	0	6,509	655	92
Net loss attributable to GDS Holdings Limited shareholders	(298,261)	(375,357)	(340,016)	(47,799)	(871,330)	(1,088,144)	(152,968)
Accretion to redemption value of redeemable non-controlling interests	(26,840)	0	0	0	(55,111)	(10,801)	(1,518)
Adjustment to the redemption value of redeemable non-controlling interests	0	0	0	0	0	(178,982)	(25,161)
Net loss available to GDS Holdings Limited shareholders	(325,101)	(375,357)	(340,016)	(47,799)	(926,441)	(1,277,927)	(179,647)
Cumulative dividend on redeemable preferred shares	(12,395)	(12,518)	(13,120)	(1,844)	(36,806)	(37,550)	(5,279)
Net loss available to GDS Holdings Limited ordinary shareholders	(337,496)	(387,875)	(353,136)	(49,643)	(963,247)	(1,315,477)	(184,926)

Loss per ordinary share
Basic and diluted	(0.23)	(0.27)	(0.24)	(0.03)	(0.66)	(0.90)	(0.13)

Weighted average number of ordinary share outstanding
Basic and diluted	1,456,204,136	1,463,051,878	1,466,529,044	1,466,529,044	1,450,578,074	1,463,520,253	1,463,520,253

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(301,131)	(375,307)	(339,663)	(47,749)	(878,331)	(1,088,223)	(152,979)
Foreign currency translation adjustments, net of nil tax	13,980	(142,287)	(219,752)	(30,892)	(88,898)	(375,458)	(52,781)
Comprehensive loss	(287,151)	(517,594)	(559,415)	(78,641)	(967,229)	(1,463,681)	(205,760)
Comprehensive loss (income) attributable to non-controlling interests	351	(496)	(910)	(128)	492	(1,490)	(209)
Comprehensive loss attributable to redeemable non-controlling interests	2,519	0	0	0	6,509	655	92
Comprehensive loss attributable to GDS Holdings Limited shareholders	(284,281)	(518,090)	(560,325)	(78,769)	(960,228)	(1,464,516)	(205,877)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(301,131)	(375,307)	(339,663)	(47,749)	(878,331)	(1,088,223)	(152,979)
Depreciation and amortization	697,889	791,547	795,328	111,807	1,877,722	2,368,631	332,977
Amortization of debt issuance cost and debt discount	35,567	57,646	21,012	2,954	136,744	119,205	16,758
Share-based compensation expense	91,760	88,344	71,119	9,998	300,369	252,440	35,487
Others	15,752	11,177	23,151	3,255	28,276	38,829	5,458
Changes in operating assets and liabilities	(83,646)	1,045,759	4,781	669	(669,512)	259,282	36,449
Net cash provided by operating activities	456,191	1,619,166	575,728	80,934	795,268	1,950,164	274,150

Purchase of property and equipment and land use rights	(3,241,924)	(1,744,504)	(1,762,205)	(247,727)	(7,385,229)	(5,668,456)	(796,859)
Payments related to acquisitions and investments	(595,899)	(328,006)	(377,184)	(53,023)	(3,597,533)	(3,475,467)	(488,573)
Receipts from collection of loans	20,866	0	0	0	20,866	0	0
Net cash used in investing activities	(3,816,957)	(2,072,510)	(2,139,389)	(300,750)	(10,961,896)	(9,143,923)	(1,285,432)

Net proceeds from financing activities	1,114,694	(1,994,747)	1,380,279	194,038	4,000,697	3,996,347	561,797
Net cash provided by (used in) financing activities	1,114,694	(1,994,747)	1,380,279	194,038	4,000,697	3,996,347	561,797
Effect of exchange rate changes on cash and restricted cash	22,607	322,530	108,240	15,214	(104,332)	424,850	59,724

Net decrease of cash and restricted cash	(2,223,465)	(2,125,561)	(75,142)	(10,564)	(6,270,263)	(2,772,562)	(389,761)
Cash and restricted cash at beginning of period	12,446,131	11,454,508	9,328,947	1,311,443	16,492,929	12,026,367	1,690,640
Cash and restricted cash at end of period	10,222,666	9,328,947	9,253,805	1,300,879	10,222,666	9,253,805	1,300,879

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	455,435	468,601	492,805	69,277	1,292,156	1,447,823	203,532
Depreciation and amortization	599,223	674,971	680,612	95,680	1,632,402	2,014,461	283,188
Operating lease cost relating to prepaid land use rights	1,481	1,999	2,683	377	4,011	6,600	928
Accretion expenses for asset retirement costs	1,478	1,608	1,578	222	4,744	4,788	673
Share-based compensation expenses	25,492	25,160	23,645	3,324	84,678	74,638	10,492
Adjusted GP	1,083,109	1,172,339	1,201,323	168,880	3,017,991	3,548,310	498,813
Adjusted GP margin	52.5%	50.7%	50.7%	50.7%	53.6%	51.3%	51.3%

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(301,131)	(375,307)	(339,663)	(47,749)	(878,331)	(1,088,223)	(152,979)
Net interest expenses	392,072	470,838	444,328	62,463	1,161,464	1,368,647	192,401
Income tax expenses	69,635	58,845	67,383	9,473	180,129	198,196	27,862
Depreciation and amortization	697,889	791,547	795,328	111,807	1,877,722	2,368,631	332,977
Operating lease cost relating to prepaid land use rights	10,454	26,326	26,496	3,725	29,869	75,447	10,606
Accretion expenses for asset retirement costs	1,478	1,608	1,578	222	4,744	4,788	673
Share-based compensation expenses	91,760	88,344	71,119	9,998	300,369	252,440	35,487
Adjusted EBITDA	962,157	1,062,201	1,066,569	149,939	2,675,966	3,179,926	447,027
Adjusted EBITDA margin	46.7%	46.0%	45.0%	45.0%	47.5%	45.9%	45.9%